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                              August 28, 2023

       Zhiyong Tang
       Chief Executive Officer
       Roan Holdings Group Co., Ltd.
       147 Ganshui Lane, Yuhuangshannan Fund Town
       Shangcheng District
       Hangzhou, Zhejiang , China

                                                        Re: Roan Holdings Group
Co., Ltd.
                                                            Annual Report on
Form 20-F
                                                            Filed May 15, 2023
                                                            File No. 001-36664

       Dear Zhiyong Tang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F filed May 15, 2023

       Certain Information, page 1

   1. In future filings, please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs
when providing the disclosure throughout the document so that it is clear to investors
which entity the disclosure is referencing and which subsidiaries or entities are conducting
the business operations. Refrain from using terms such as    we    or
                                                           our    when
describing activities or functions of a VIE. For example, disclose, if true, that
                                                        your subsidiaries
and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes
but is not an entity in which you own equity, and that the holding company does not
conduct operations.
 Zhiyong Tang
FirstName LastNameZhiyong
Roan Holdings Group Co., Ltd.Tang
Comapany
August 28, NameRoan
           2023      Holdings Group Co., Ltd.
August
Page 2 28, 2023 Page 2
FirstName LastName
Risk Factors, page 4

2. Please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with
         PRC regulations, or if these regulations change or are interpreted differently in the future, securities you register may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
3. We note your disclosure about the Holding Foreign Companies Accountable Act on pages
         13 to 15. In future filings, please expand your risk factors to disclose that the Holding
         Foreign Companies Accountable Act, as amended by the Consolidated Appropriations
         Act, 2023, decreases the number of consecutive    non-inspection years
   from three years
         to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted.
Organizational Structure, page 56

4. In future filings, please disclose clearly that the company uses a structure that involves a
         VIE based in China and what that entails, and provide early in the summary a diagram of
         the company   s corporate structure, identifying the person or entity
that owns the equity in
         each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in
consolidation of the VIE   s
         operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in
which the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the British Virgin Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
ITEM 5. Operating and Financial Review and Prospects, page 57

5. We note that you appear to conduct a portion of your operations in, or appear to rely on counterparties that conduct operations in, the Xinjiang Uyghur Autonomous Region. To the extent material, please describe how your business segments, products, lines of service, projects, or operations are impacted by the Uyghur Forced Labor Prevention Act
         (UFLPA), that, among other matters, prohibits the import of goods from the Xinjiang
         Uyghur Autonomous Region.
 Zhiyong Tang
FirstName LastNameZhiyong
Roan Holdings Group Co., Ltd.Tang
Comapany
August 28, NameRoan
           2023      Holdings Group Co., Ltd.
August
Page 3 28, 2023 Page 3
FirstName LastName
General

6. Please disclose prominently early on in the annual report that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the
         Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
7. Please provide prominent disclosure early on in the annual report about the legal and operational risks associated with being based in or having the
majority of the company   s
         operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and
         regulatory actions by China   s government, such as those related to
the use of variable
         interest entities and data security or anti-monopoly concerns, have or may impact
         the company   s ability to conduct its business, accept foreign
investments, or list on a U.S.
         or other foreign exchange. Please disclose the location of your
auditor   s headquarters and
         whether and how the Holding Foreign Companies Accountable Act, as amended by the
         Consolidated Appropriations Act, 2023, and related regulations will affect your company.
8. Please provide a description early on in the annual report of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
9. In future filings, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
 Zhiyong Tang
FirstName LastNameZhiyong
Roan Holdings Group Co., Ltd.Tang
Comapany
August 28, NameRoan
           2023      Holdings Group Co., Ltd.
August
Page 4 28, 2023 Page 4
FirstName LastName
         other governmental agency that is required to approve the VIE   s
operations, and state
         affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
10. Please provide a clear description of how cash is transferred through your organization.
         Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
11. In future filings, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and
         investment in subsidiary. The schedule should also disaggregate the parent company, the
         VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the
         VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Michael Henderson at (202) 551-3364 or Robert Klein at
(202) 551-
 Zhiyong Tang
Roan Holdings Group Co., Ltd.
August 28, 2023
Page 5

3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or Christian Windsor, Legal Branch
Chief, at (202) 551-3419 with any other questions.



                                                          Sincerely,
FirstName LastNameZhiyong Tang
                                                          Division of
Corporation Finance
Comapany NameRoan Holdings Group Co., Ltd.
                                                          Office of Finance
August 28, 2023 Page 5
cc:       Stephen M. Wurzburg
FirstName LastName